EXHIBIT 21

LIST OF SUBSIDIARIES

The Company had the following subsidiaries as of the date of this report:

NAME		INCORPORATED
1.	Seacoast National Bank	United States
2.	South Branch Building, Inc.	Florida
3.	TC Property Venture, LLC	Florida
4.	SBCF Capital Trust I	Delaware
5.	SBCF Statutory Trust II	Connecticut
6.	SBCF Statutory Trust III	Delaware
7.	BankFIRST (FL) Statutory Trust I	Connecticut
8.	BankFIRST (FL) Statutory Trust II	Delaware
9.	The BANKshares Capital Trust I	Delaware
10.	Grand Bankshares Capital Trust I	Delaware
11.	Syracuse Holdings, Inc.	Delaware
12.	Seacoast Insurance Services, Inc.	Florida
13.	Seacoast Real Estate Investment Trust, Inc,	Florida